UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                  FORM N-17f-2


               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies


                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:               Date examination completed:
811-8738                                                  January 12, 2001
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2. State identification Number:
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   AL            AK            AZ            AR            CA            CO
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   CT            DE            DC            FL            GA            HI
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   ID            IL            IN            IA            KS            KY
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   LA            ME            MD            MA            MI            MN
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   MS            MO            MT            NE            NV            NH
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   NJ            NM            NY            NC            ND            OH
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   OK            OR            PA            RI            SC            SD
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   TN            TX            UT            VT            VA            WA
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   WV            WI            WY            PUERTO RICO
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   Other (specify):
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3.   Exact name of investment company as specified in registration statement:
     Whitehall Funds Trust
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4.   Address of principal  executive office {number,  street,  city,  state. zip code}:
     4400 Computer Drive, Westboro, MA  01581
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2 Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                        Independent Accountant's Report


To the Board of Trustees
Whitehall Funds Trust


We have examined management's assertion about Whitehall Funds Trust's (comprising, respectively, the Whitehall Income Fund, the Whitehall Growth Fund, the Whitehall Money Market Fund and the Whitehall Growth and Income Fund) (the "Company") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of November 30, 2000, with respect to securities and similar investments reflected in the investment account of the Company, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2000, and with respect to agreement of security and similar investments purchases and sales, for the period from August 31, 2000 (the date of last examination) through November 30, 2000:

o Count and inspection of all securities and similar investments located in the vault of IBJ Whitehall Bank & Trust Company in New York, without prior notice to management;

o Confirmation of all securities and similar investments held by institutions in book entry form (i.e., the Bank of New York);

o Reconciliation of confirmation results as to all such securities and investments to the books and records of the Company and of IBJ Whitehall Bank & Trust Company;

o Confirmation of all repurchase agreements, if any, with brokers/banks and agreement of underlying collateral with of IBJ Whitehall Bank & Trust Company's records;

o Agreement of five security and/or investment purchases and five security and/or investment sales or maturities since our last examination from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Whitehall Funds Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2000, with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Whitehall Funds Trust and the Securities and Exchange Commission and should not be used for any other purpose.



                                                              ERNST & YOUNG LLP


January 12, 2001

                 Management Statement Regarding Compliance with
                               Certain Provisions
                      of the Investment Company Act of 1940



We, as members of management of IBJ Whitehall Bank & Trust Company, custodian and investment advisor for IBJ Funds Trust (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2000.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2000, with respect to securities and similar investments reflected in the investment account of the Company.


By:


                           /s/ Joseph E. Breslin
                           -------------------------------------
                           Joseph E. Breslin, President
                           Whitehall Funds Trust
                           Senior Vice President
                           IBJ Whitehall Bank & Trust Co.



                           /s/ John Newman
                           -------------------------------------
                           John Newman
                           General Auditor
                           IBJ Whitehall Bank & Trust Company